UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __________ )(1)

GABRIEL TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

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(Title of Class of Securities)

362447 10 4

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(CUSIP Number)

Judith Feilmeier

20740 Timber Land Drive, Omaha, Nebraska 68152

(402) 306-6942

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(Name, Address and Telephone number of Person Authorized to

Receive Notices and Communications

November 16, 2004

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_],

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

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1

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Judith Feilmeier

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ __]

(b) [ X ]

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3

SEC USE ONLY

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4

SOURCE OF FUNDS *

PF

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ _ ]

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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7

SOLE VOTING POWER

   NUMBER OF

2,996,750 Shares

        SHARES

-------------------------------------------------------------------------------------

8

SHARED VOTING POWER

BENEFICIALLY

0

    OWNED BY

-------------------------------------------------------------------------------------

9

SOLE DISPOSITIVE POWER

         EACH

2,996,750

    REPORTING

-------------------------------------------------------------------------------------

10

SHARED DISPOSITIVE POWER

       PERSON

0

WITH

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

2,996,750

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES *

[ _ ]

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.1%

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14

TYPE OF REPORTING PERSON *

IN

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* SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------------------------------------------------------------------------------Item 1.

Security and Issuer.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Stock”), of Gabriel Technologies Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 4538 S. 140th Street, Omaha, Nebraska 68137.

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Item 2.

Identity and Background.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Judith Feilmeier (the “Reporting Person”) a citizen of the United States.

The Reporting Person’s husband is Keith Feilmeier, whose principal occupation or employment is serving as the President, CEO and Chairman of the Board of Directors of the Issuer, whose principal business is to provide advanced security solutions for protection of cargo being transported and in storage.  The Issuer designs, develops, produces, markets and supports a proprietary series of advanced locking systems under the WAR-LOK name.  The Issuer sells the WAR-LOK Series products through a direct sales force and qualified distributors in specific vertical industries.  The principal business address of the Issuer, which also serves as the Reporting Person’s principal office, is 4538 S. 140th Street, Omaha, Nebraska 68137.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.

Source and Amount of Funds or Other Consideration.

On July 28, 2004, the Issuer completed a stock exchange (the “Stock Exchange”) with the stockholders of Gabriel Technologies LLC, a limited liability company incorporated under the laws of Nebraska (“Gabriel LLC”).  The Stock Exchange was consummated under Delaware law and pursuant to the terms of the Securities Exchange Agreement, dated as of July 28, 2004 (the “Exchange Agreement”).  A copy of the Exchange Agreement is filed as an exhibit to this Schedule 13D.

Prior to consummating the Stock Exchange, the Issuer effected a reverse split of its Stock on the basis of 1/300 shares for each one share issued and outstanding.  Immediately prior to the Stock Exchange there were approximately 62,339 shares of Stock of the Issuer issued and outstanding (on a post-reverse split basis).

Pursuant to the Exchange Agreement, the Issuer issued 10,000,000 shares of its Stock, par value of $0.001 per share (on a post-reverse split basis), to the shareholders of Gabriel LLC, including the Reporting Person in exchange for 100% of the outstanding Membership Certificates of Gabriel LLC.  Subsequent to the Stock Exchange, the Issuer, pursuant to its plan of bankruptcy approved by the Bankruptcy Court for the District of New Jersey, issued 500,000 shares and 5,500,000 warrants to the Issuer’s former creditors.  Issuer converted liability and debt of Gabriel LLC incurred prior to the Share Exchange and converted certain warrants from the Issuer’s former creditors.  After giving effect to the Stock Exchange and the issuance of shares to the Issuer’s former creditors, the Issuer had approximately 14,062,964 shares of its Stock outstanding.

At the closing of the Stock Exchange, Gabriel LLC became a wholly-owned subsidiary of the Issuer, and the Issuer succeeded to the business of Gabriel Technologies Corporation.  All of the Issuer’s business operations are conducted through Gabriel Technologies Corporation.  Prior to the Stock Exchange, there were no material relationships between the Issuer and Gabriel LLC, or any of the parties’ respective affiliates, directors or officers, or any associates of their respective officers or directors.

Pursuant to the Exchange Agreement, at the closing of the Stock Exchange, the membership of the Board of Directors of the Issuer remains at one director, and the Reporting Person was appointed to serve as the director.  Pursuant to the Stock Exchange Agreement, the directors in office prior to the closing of the Stock Exchange resigned from their positions with the Issuer.  Also under the terms of the Stock Exchange, all existing officers resigned as officers of the Issuer effective immediately following the closing of the transaction and the Reporting Person was elected as CEO, President and Chairman of the Board of Directors of the Issuer.

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Item 4.

Purpose of Transaction.

The Reporting Person acquired the reported shares pursuant to the Exchange Agreement with the purpose of obtaining control over the Issuer.  Gabriel LLC and the Issuer structured the Stock Exchange so that the former stockholders of Gabriel LLC would own a majority of the outstanding common stock of the Issuer and Gabriel LLC would become a wholly-owned subsidiary of the Issuer.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any act similar to any of those enumerated above

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Item 5.

Interest in Securities of the Issuer.

Pursuant to Rule 13d-3(a) of the Securities Exchange Act of 1934, as of November 16, 2004, the Reporting Person may be deemed to be the beneficial owner of 2,966,750 shares of the Issuer’s Stock, which constitutes approximately 21.1% of the approximately 14,062,964 shares of the Issuer’s Stock outstanding as of the date of this filing.  This percentage is based on the number of shares outstanding immediately following the Stock Exchange transaction and the issuance of stock to the Issuer’s former creditors, which number reflects all transactions contemplated therein.  The Reporting Person acquired such shares in a privately negotiated Stock Exchange, as described above.  The Reporting Person exercises sole voting power and sole dispositive power with respect to all such shares of which he is the beneficial owner.

Prior to the Stock Exchange, none of Gabriel LLC or any of its stockholder owned any shares of the Issuer.

Except as disclosed herein, the Reporting Person has not effected any transactions in the Issuer’s Stock during the preceding 60 days.

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Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

The contents of Items 3 and 4 above are incorporated by reference.

Except as set forth in Items 3 and 4 above and this Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

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Item 7.

Material to be Filed as Exhibits.

Agreement and Plan of Reorganization dated July 28, 2004, among Gabriel Technologies Corporation and the Members of Gabriel Technologies LLC.

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* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:

November 16, 2004

/s/   Judith Feilmeier

Judith Feilmeier

AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION among GABRIEL TECHNOLOGIES, CORPORATION, a Delaware corporation ("Gabriel Tech"), GABRIEL TECHNOLOGIES, LLC, a Nebraska Limited Liability Corporation, (“Gabriel LLC”), and Keith Feilmeier, as Sole Manager of Gabriel under the Management Agreement and as the authorized representative of all of the Members of Gabriel LLC (“Members”).

Whereas, Gabriel Tech wishes to acquire and Members wish to transfer all of the issued and outstanding Membership Certificates (“Certificates”) of Gabriel LLC in a transaction intended to qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Exchange").

Now, therefore, Gabriel Tech, Gabriel LLC, and the Members adopt this Plan of Reorganization and agree as follows:

1.

EXCHANGE OF STOCK

1.1.

NUMBER OF SHARES.  The Members agree to transfer to Gabriel Tech at the Closing (defined below) the number of Membership Certificates evidencing their ownership in Gabriel LLC shown opposite their names in Exhibit “A”, in exchange for 10,000,000 shares of voting common stock of Gabriel Tech, having a $0.001  par value per share.

1.2.

EXCHANGE OF CERTIFICATES.  Members, as holders of the outstanding Membership Certificates representing ownership of Gabriel LLC shall surrender such Certificates for cancellation to Gabriel Tech, and shall receive in exchange a Certificate or Certificates representing the number of full shares of Gabriel Tech common stock into which the Membership Certificates of Gabriel LLC so surrendered shall have been converted.  The transfer of Gabriel LLC Membership Certificates by the Members shall be effected by the delivery to Gabriel Tech at the closing of the Certificates representing the transferred Membership Certificates endorsed in blank or accompanied by lawful powers of transfer executed in the name of Gabriel Tech.

1.3.

FRACTIONAL SHARES.  Fractional shares of Gabriel Tech common stock shall not be issued, but in lieu thereof Gabriel Tech shall round up fractional shares to the next highest whole number.

1.4.

FURTHER ASSURANCES. At the Closing and from time to time thereafter, the Members shall execute such additional instruments and take such other action as Gabriel Tech may request in order more effectively to sell, transfer, and assign the transferred Membership Certificates to Gabriel Tech and to confirm Gabriel Tech's title thereto.

2.

CLOSING

2.1.

MANNER.  The Closing contemplated herein shall be held at the offices of Heskett & Heskett, of 501 South Johnstone, Suite 501, Bartlesville, Oklahoma, without requiring the meeting of the parties hereof, on the 29th day of July, 2004.  All proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.  The date of Closing may be accelerated or extended by agreement of all the parties to this Agreement.

2.2.

EXECUTION OF DOCUMENTS.  Any copy, facsimile telecommunication or other reliable reproduction of this agreement or any signature required thereon may be used in lieu of an original writing or transmission or signature for any and all purposes for which the original could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission or original signature.

3.

UNEXCHANGED CERTIFICATES.   Until surrendered, each outstanding Membership Certificate that prior to the Closing represented Gabriel LLC Membership Certificates shall be deemed for all purposes, other than the payment of dividends or other distributions, to evidence ownership of Gabriel Tech common stock into which it was converted.  No dividend or other distribution shall be paid to the holders of Membership Certificates of Gabriel LLC.

4.

REPRESENTATIONS AND WARRANTIES OF GABRIEL TECH

Gabriel Tech represents and warrants as follows:

4.1.

CORPORATE ORGANIZATION AND GOOD STANDING.  Gabriel Tech is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and is qualified to do business as a foreign corporation in each jurisdiction, if any, in which its property or business requires such qualification.

4.2.

REPORTING COMPANY STATUS.  Gabriel Tech has filed with the Membership Certificates and Exchange Commission a registration statement on Form 10-SB which became effective pursuant to the Membership Certificates Exchange Act of 1934 and is a reporting company pursuant to Section 12(g) thereunder.  Gabriel Tech is currently in default of its annual and quarterly reports.

4.3.

CAPITALIZATION.  Gabriel Tech's authorized shares of common stock and preferred stock are as follows, to-wit:

Common

60,000,000

$ 0.001 par value

4.4.

ISSUED STOCK.  All the outstanding shares of its common stock (262,339) are duly authorized and validly issued, fully paid and non-assessable.

4.5.

STOCK RIGHTS.  Except as set out by the Order Confirming First Modified Plan of Liquidation by the Bankruptcy Court in Case No. 03-27973-KCF in the District of New Jersey, there are no stock grants, options, rights, warrants or other rights to purchase or obtain Gabriel Tech common or preferred stock issued or committed to be issued.

4.6.

CORPORATE AUTHORITY.  Gabriel Tech has all requisite corporate power and authority to own, operate and lease its properties, to carry on its business as it is now being conducted and to execute, deliver, perform and conclude the transactions contemplated by this agreement and all other agreements and instruments related to this agreement.

4.7.

AUTHORIZATION.  Execution of this agreement has been duly authorized and approved by Gabriel Tech's Board of Directors.

4.8.

SUBSIDIARIES.  Gabriel Tech has no subsidiaries.

4.9.

ABSENCE OF UNDISCLOSED LIABILITIES.  Except as may be set out by Exhibit 4.5, Gabriel Tech does not have at that date any liabilities or obligations (secured, unsecured, contingent, or otherwise) of a nature customarily reflected in a corporate balance sheet prepared in accordance with generally accepted accounting principles.

4.10.

NO MATERIAL CHANGES.  There has been no material adverse change in the business, properties, or financial condition of Gabriel Tech since the date of the Gabriel Tech Financial Statements.

4.11.

LITIGATION.  Except as may be set out by attached schedule, there is not, to the knowledge of Gabriel Tech, any pending, threatened, or existing litigation, bankruptcy, criminal, civil, or regulatory proceeding or investigation, threatened or contemplated against Gabriel Tech or against any of its officers.

4.12.

CONTRACTS.  Except as may be set out by attached schedule, Gabriel Tech is not a party to any material contract not in the ordinary course of business that is to be performed in whole or in part at or after the date of this agreement.

4.13.

TITLE. Gabriel Tech has no real property or other property, except for the listed account included in the Gabriel Tech Financial Statements.

4.14.

NO VIOLATION.  Consummation of the Exchange will not constitute or result in a breach or default under any provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgment, decree, law, or regulation to which any property of Gabriel Tech is subject or by which Gabriel Tech is bound.

5.

REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

The Members, individually, represent and warrant as follows:

5.1.

TITLE TO MEMBERSHIP CERTIFICATES. The Members are the owners, free and clear of any liens and encumbrances, of the number of Membership Certificates which are listed in the attached Exhibit “A” and which they have contracted to exchange.

5.2.

MEMBERS RIGHTS. Members disclaim any options, rights, warrants or other rights to purchase or obtain additional Membership Certificates.

5.3.

MEMBERS CERTIFICATES.  Members shall transfer herewith all Membership Certificates of Gabriel LLC owned legally or beneficially by Members.

5.4.

LITIGATION. There is no litigation or proceeding pending, or to Members' knowledge threatened, against or relating to Membership Certificates of Gabriel LLC held by the Members.

6.

REPRESENTATIONS AND WARRANTIES OF GABRIEL LLC

Gabriel LLC represents and warrants as follows:

6.1.

ORGANIZATION AND GOOD STANDING.  Gabriel LLC is a Limited Liability Company duly organized, validly existing, and in good standing under the laws of the State of Nebraska and is qualified to do business in any state in which its property or business requires such qualification.

6.2.

CAPITALIZATION.  Gabriel LLC's ownership consists of Membership Certificates, of which 10,000,000 Certificates evidencing ownership interest are outstanding.

6.3.

ISSUED CERTIFICATES.  All the issued and outstanding Membership Certificates are duly authorized and validly issued, fully paid and non-assessable.

6.4.

MEMBERS RIGHTS.  Except as may be set out by attached schedule, there are no stock grants, options, rights, warrants or other rights to purchase or obtain Gabriel LLC Certificates issued or committed to be issued.

6.5.

AUTHORITY.  Gabriel LLC has all requisite power and authority to own, operate and lease its properties, to carry on its business as it is now being conducted and to execute, deliver, perform and conclude the transactions contemplated by this agreement and all other agreements and instruments related to this agreement.

6.6.

AUTHORIZATION.  Execution of this agreement has been duly authorized and approved by the Manager and the Members.

6.7.

SUBSIDIARIES.  Except as may be set out by attached schedule, Gabriel LLC has no subsidiaries.

6.8.

ABSENCE OF UNDISCLOSED LIABILITIES.  Gabriel LLC does not have any liabilities or obligations (secured, unsecured, contingent, or otherwise) of a nature customarily reflected in a corporate balance sheet prepared in accordance with generally accepted accounting principles.

6.9.

NO MATERIAL CHANGES.  Except as may be set out by attached schedule, there have been no material adverse changes in the business, properties, or financial condition of Gabriel LLC since the date of the Gabriel LLC Financial Statements.

6.10.

LITIGATION.  There is not, to the knowledge of Gabriel LLC, any pending, threatened, or existing litigation, bankruptcy, criminal, civil, or regulatory proceeding or investigation, threatened or contemplated against Gabriel LLC or against any of its officers.

6.11. TAX RETURNS.  Except as may be set out by attached schedule, all required tax returns for federal, state, county, municipal, local, foreign and other taxes and assessments have been properly prepared and filed by Gabriel LLC for all years for which such returns are due unless an extension for filing any such return has been filed.  Any and all federal, state, county, municipal, local, foreign and other taxes and assessments, including any and all interest, penalties and additions imposed with respect to such amounts have been paid or provided for.  The provisions for federal and state taxes reflected in the Gabriel LLC Financial Statements are adequate to cover any such taxes that may be assessed against Gabriel LLC in respect of its business and its operations during the periods covered by the Gabriel LLC Financial Statements and all prior periods.

6.12.

NO VIOLATION.  Consummation of the Exchange will not constitute or result in a breach or default under any provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgment, decree, law, or regulation to which any property of Gabriel LLC is subject or by which Gabriel LLC is bound.

7.

CONDUCT PENDING THE CLOSING

Gabriel Tech, Gabriel LLC and the Members covenant that between the date of this agreement and the Closing as to each of them:

7.1.

No change will be made in the charter documents, operating agreement, by-laws, or other corporate documents of Gabriel Tech or Gabriel LLC.

7.2.

Gabriel LLC and Gabriel Tech will use their best efforts to maintain and preserve their business organization, employee relationships, and goodwill intact, and will not enter into any material commitment except in the ordinary course of business.

7.3.

Members will not sell, transfer, assign, hypothecate, lien, or otherwise dispose or encumber the Membership Certificates.

8.

CONDITIONS PRECEDENT TO OBLIGATION OF GABRIEL LLC AND THE MEMBERS

Gabriel LLC's and the Members' obligation to consummate the Exchange shall be subject to fulfillment on or before the Closing of each of the following conditions, unless waived in writing:

8.1.

GABRIEL TECH'S REPRESENTATIONS AND WARRANTIES.  The representations and warranties of Gabriel Tech set forth herein shall be true and correct at the Closing as though made at and as of that date, except as affected by transactions contemplated hereby.

8.2.

GABRIEL TECH'S COVENANTS.  Gabriel Tech shall have performed all covenants required by this agreement to be performed by it on or before the Closing.

8.3.

BOARD OF DIRECTOR APPROVAL.  This Agreement shall have been approved by the board of directors of Gabriel Tech.

8.4.

SUPPORTING DOCUMENTS OF GABRIEL TECH.  Gabriel Tech shall have delivered to Gabriel LLC and the Members supporting documents in form and substance reasonably satisfactory to Gabriel LLC and the Members, to the effect that:

(a)

Gabriel Tech is a corporation duly organized, validly existing, and in good standing;

(b)

Copies of the resolutions of the board of directors of Gabriel Tech authorizing the execution of this agreement and the consummation hereof;

(c)

Secretary's certificate of incumbency of the officers and directors of Gabriel Tech;

(d)

Any document as may be specified herein or required to satisfy the conditions, representations and warranties enumerated elsewhere herein.

9.

CONDITIONS PRECEDENT TO OBLIGATION OF GABRIEL TECH

Gabriel Tech's obligation to consummate the Exchange shall be subject to fulfillment on or before the Closing of each of the following conditions, unless waived in writing:

9.1.

GABRIEL LLC'S AND THE MEMBERS' REPRESENTATIONS AND WARRANTIES.  The representations and warranties of Gabriel LLC and the Members set forth herein shall be true and correct at the Closing as though made at and as of that date, except as affected by transactions contemplated hereby.

9.2.

GABRIEL LLC'S AND THE MEMBERS' COVENANTS.  Gabriel LLC and the Members shall have performed all covenants required by this agreement to be performed by them on or before the Closing.

9.3.

MANAGER’S APPROVAL.  This Agreement shall have been approved by the Manager of Gabriel LLC.

9.4.

MEMBERS’ APPROVAL.  This Agreement shall have been executed by the Manager under the Operating Agreement of Gabriel LLC and the authority granted to Manager by the Members.

9.5.

SUPPORTING DOCUMENTS OF GABRIEL LLC.  Gabriel LLC shall have delivered to Gabriel Tech supporting documents in form and substance reasonably satisfactory to Gabriel Tech to the effect that:

(a)

Gabriel LLC is a Nebraska corporation duly organized, validly existing, and in good standing;

(b)

Gabriel LLC's Members are as set forth herein;

(c)

Copies of the actions of the Manager of Gabriel LLC authorizing the execution of this agreement and the consummation hereof;

(d)

Secretary's certificate of incumbency of the Manager and officers of Gabriel LLC;

(e)

The Members shall deliver an “Investment Letter” signed in substantially the form attached hereto as Exhibit “B”.

(f)

Any document as may be specified herein or required to satisfy the conditions, representations and warranties enumerated elsewhere herein.

10.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES.  The representations and warranties of Gabriel LLC, the Members and Gabriel Tech set out herein shall survive the Closing.

11.

ARBITRATION

11.1

SCOPE.  The parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the State of Nebraska.

11.2

CONSENT TO JURISDICTION, SITUS AND JUDGEMENT.  The parties hereby irrevocably consent to the jurisdiction of the American Arbitration Association and the situs of the arbitration (and any requests for injunctive or other equitable relief) within the State of Nebraska.  Any award in arbitration may be entered in any domestic or foreign court having jurisdiction over the enforcement of such awards.

11.3.

APPLICABLE LAW.  The law applicable to the arbitration and this agreement shall be that of the State of Nebraska, determined without regard to its provisions which would otherwise apply to a question of conflict of laws.

11.4.

DISCLOSURE AND DISCOVERY.  The arbitrator may, in its discretion, allow the parties to make reasonable disclosure and discovery in regard to any matters which are the subject of the arbitration and to compel compliance with such disclosure and discovery order.  The arbitrator may order the parties to comply with all or any of the disclosure and discovery provisions of the Federal Rules of Civil Procedure, as they then exist, as may be modified by the arbitrator consistent with the desire to simplify the conduct and minimize the expense of the arbitration.

11.5.

RULES OF LAW.  Regardless of any practices of arbitration to the contrary, the arbitrator will apply the rules of contract and other law of the jurisdiction whose law applies to the arbitration so that the decision of the arbitrator will be, as much as possible, the same as if the dispute had been determined by a court of competent jurisdiction.

11.6.

FINALITY AND FEES.  Any award or decision by the American Arbitration Association shall be final, binding and non-appealable except as to errors of law or the failure of the arbitrator to adhere to the arbitration provisions contained in this agreement. Each party to the arbitration shall pay its own costs and counsel fees except as specifically provided otherwise in this agreement.

11.7.

MEASURE OF DAMAGES.  In any adverse action, the parties shall restrict themselves to claims for compensatory damages and\or Membership Certificates issued or to be issued and no claims shall be made by any party or affiliate for lost profits, punitive or multiple damages.

11.8.

COVENANT NOT TO SUE.  The parties covenant that under no conditions will any party or any affiliate file any action against the other (except only requests for injunctive or other equitable relief) in any forum other than before the American Arbitration Association, and the parties agree that any such action, if filed, shall be dismissed upon application and shall be referred for arbitration hereunder with costs and attorney's fees to the prevailing party.

11.9.

INTENTION. It is the intention of the parties and their affiliates that all disputes of any nature between them, whenever arising, whether in regard to this agreement or any other matter, from whatever cause, based on whatever law, rule or regulation, whether statutory or common law, and however characterized, be decided by arbitration as provided herein and that no party or affiliate be required to litigate in any other forum any disputes or other matters except for requests for injunctive or equitable relief.  This agreement shall be interpreted in conformance with this stated intent of the parties and their affiliates.

11.10.

SURVIVAL.  The provisions for arbitration contained herein shall survive the termination of this agreement for any reason.

12.

GENERAL PROVISIONS.

12.1.

FURTHER ASSURANCES.  From time to time, each party will execute such additional instruments and take such actions as may be reasonably required to carry out the intent and purposes of this agreement.

12.2.

WAIVER.  Any failure on the part of either party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

12.3.

BROKERS.  Each party agrees to indemnify and hold harmless the other party against any fee, loss, or expense arising out of claims by brokers or finders employed or alleged to have been employed by the indemnifying party.

12.4.

NOTICES.  All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first-class certified mail, return receipt requested, or recognized commercial courier service, as follows:

If to Gabriel Tech, to:

GABRIEL TECHNOLOGIES CORPORATION

4538 South 140th Street

Omaha NE 68137

If to Gabriel LLC, to:

GABRIEL TECHNOLOGIES, LLC

4538 South 140th Street

Omaha NE 68137

If to the Members, to:

Keith Feilmeier

4538 South 140th Street

Omaha NE 68137

12.5

GOVERNING LAW.  This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nebraska.

12.6.

ASSIGNMENT.  This agreement shall inure to the benefit of, and be binding upon, the parties hereto and their successors and assigns; provided, however, that any assignment by any party of its rights under this agreement without the written consent of each other party shall be void.

12.7.

COUNTERPARTS.  This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Signatures sent by facsimile transmission shall be deemed to be evidence of the original execution thereof.

12.8.

REVIEW OF AGREEMENT.  Each party acknowledges that it has had time to review this agreement and, as desired, consult with counsel.  In the interpretation of this agreement, no adverse presumption shall be made against any party on the basis that it has prepared, or participated in the preparation of, this agreement.

12.9.

EFFECTIVE DATE.  The effective date of this agreement shall be July 28, 2004.

SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION AMONG GABRIEL TECH, GABRIEL LLC AND THE MEMBERS OF GABRIEL LLC

IN WITNESS WHEREOF, the parties have executed this agreement.

GABRIEL TECHNOLOGIES CORPORATION

By

/s/   Keith Feilmeier

Keith Feilmeier, Director, President, Chief

Executive Officer and Chief Operations

Officer

GABRIEL TECHNOLOGIES, LLC

By

/s/   David Lennox

David Lennox, Sole Director, President and

Secretary

MEMBERS

By

/s/   Keith Feilmeier

Keith Feilmeier, as Manager under authority

granted in Operating Agreement and under

separate written authority given by each

Member listed in Exhibit “A” hereto

EXHIBIT “A” (5.1)

Last/Company Name	First	No. of Units

Applehans	Vanessa	10,000
Bolln	Mark	210,000
Bourke	Karen	10,000
Cloud	Jeremy	5,000
Copple	Mary Jane	10,000
Daniels	Joyce	10,000
Dietrich	Marvin & Marjorie	100,000
Durkalewycz	Michael & Helen	100,000
Durkalewycz	Michael & Helen	100,000
Durkalewycz	Michael & Helen	62,000
Durr	Randall	10,000
Ehler	Todd	5,000
Emerging Ventures	Louis Rotella III	67,500
Emmons	Jim	10,000
Erwin	Jon	8,000
Esch	Paul	200,000
Feilmeier	Judith	2,996,750
Fraynd	Darrell	80,000
Friel	Ernie	100,000
Goetzinger	Lanny & Joan	50,000
Gundersen	JoAnn	10,000
Hadley	Robert	25,000
Handler	Thomas	50,000
Haubensak	Richard	10,000
Healy	John	100,000
Healy	John	50,000
Healy	Judith	50,000
Hendriks	John	5,000
Hendriks-Jorgenson	Marion	10,000
Hunter	Jeffrey	10,000
Huss	Daniel	1,000
Hutchcraft	Todd A. & Julianne F.	16,000
Inserra	Randy	251,250
Jensen	Kevin & Gina	100,000
Kaschke Investments LLC	Marc	400,000
Klotz	Kim	80,000
Kotinek	David J.	100,000
Kotinek	David J.	50,000
Krajicek Investments	William Krajicek	40,000
Kruse	Lawrence & Julee	50,000
Lawton	Larry & Donna	25,000
Luster	Carol	10,000
Marquardt	Yvonne	25,000
Marriott	James	5,000
Mauk	Alan	10,000
McAlpine	Daniel	10,000
Meints	Bob	5,000
Mellon	George	150,000
Miller	Pamela	60,000
Mueller	Martin	100,000
Mueller	Martin	20,000
Murphy	Tammy	5,000
Nading	Glen	25,000
Nading	Glen	10,000
Nemitz	Vernon	10,000
Norskov	Daniel	1,500
Norskov	Don	3,000
Onorato	Robert	25,000
Palzkill	Carl	3,000
Price	Tim & Lisa	10,000
Pusch	Jan	40,000
Rehtmeyer	John Jr. & Donna	25,000
Renken	Mark	10,000
Riekes	Carl	50,000
Rippeto	Doug	500,000
Rippetto	Vicki	5,000
Rippetto Jr.	J Douglas	15,000
Rotella Jr.	Louis	500,000
Rotella Sr.	Louis	400,000
Roth	William & Sandra	5,000
Roth	William & Sandra	10,000
Roth	William & Sandra	60,000
Schomers	Jerry	10,000
Schropp	Guy	5,000
Scott	Jane	5,000
Seeker Fund	Chad Kampschneider	50,000
Sorrentino	Raffael	160,000
Sorrentino	Raffael	50,000
Sprague	John	7,500
Steffes	Jerry	10,000
Stohlmann	Nathaniel	50,000
Suess	Brian	24,000
Suess	Brian	1,000
Suess	Michael	24,000
Suess	Michael	1,000
Suess	Katherine	24,000
Suess	Katherine	1,000
Tarleton	Howard & Patricia	25,000
Tesar	Nelda	7,500
Velasco	Richard	10,000
Wagner	Douglas	6,000
Wagner	Douglas	9,000
Wayzata LLC	Jerry Suess	500,000
Wayzata LLC	Jerry Suess	500,000
Wayzata LLC	Jerry Suess	500,000
Wayzata LLC	Jerry Suess	20,000
Wayzata LLC	Jerry Suess	20,000
Wayzata LLC	Jerry Suess	20,000
Wayzata LLC	Jerry Suess	20,000
Wayzata LLC	Jerry Suess	20,000
Wayzata LLC	Jerry Suess	20,000
Wayzata LLC	Jerry Suess	20,000
Wayzata LLC	Jerry Suess	20,000
Wayzata LLC	Jerry Suess	100,000
Wayzata LLC	Jerry Suess	65,000
Wolf	Dennis	5,000
Young	Scott A.	5,000

		10,000,000

 EXHIBIT 6.7

Fifty Percent (50%) of Trace, LLC, a Nebraska Limited Liability Corporation, is owned by Gabriel Technologies, LLC.

EXHIBIT “B” (9.5)

INVESTMENT LETTER

To:

The Board of Directors of Gabriel Technologies Corporation

In connection with our exchange and receipt of _________________ shares of Gabriel Technologies Corporation restricted common stock, we represent to you that we are acquiring such shares for investment for my own account and not with a view to resell or otherwise transfer such shares and that we do not intend to resell or otherwise dispose of all or any part of such shares unless and until we determine at some future date that changed circumstances, not now being contemplated, make such disposition advisable.  In such event, we will subsequently register my securities under the Securities Act of 1933 unless an exemption from such registration is available.  Before resales are made, an opinion of counsel satisfactory to the corporation, or a no-action letter, will be furnished stating that the sale may be made without violating the Securities Act.

We confirm our understanding and agreement that Gabriel Technologies Corporation is transferring its capital stock to us under the Securities Act of 1933 in reliance on the foregoing representation and agreement.

Dated:

_________________________

___________________________________

___________________________________